August 10, 2012

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 10, 2012
Response dated June 25, 2012
File No. 001-34857

Dear Ms. Jenkins:

We are responding to your letter dated July 31, 2012 received by Gold Resource Corporation (the “Company”) containing comments raised by the staff from our letter response dated June 25, 2012 to the staff’s review of our Form 10-K for the year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012.

Accordingly, the Company’s responses are as follows:

Form 10-K for the fiscal year ended December 31, 2011

Notes to Consolidated Financial Statements, page 44

Note 9, Shareholders’ Equity, page 54

Dividends, page 57

1.	We note your response to comment seven in our letter dated May 30, 2012, indicating that “Colorado law does not make any distinction regarding sources of ‘surplus’ for which” you may use to pay distributions “and therefore, the Company believes it can pay dividends from accumulated paid in capital.” Please provide further analysis, including references to relevant statutes and case law, supporting your belief regarding permissible sources of surplus for these dividends.

Tia L. Jenkins

August 10, 2012

Response to Comment No. 1:

Colorado’s distribution statute, C.R.S. Section 7-106-401 C.R.S. is based on Model Business Corporation Business Act Section 6.40. See Paratransit Risk Retention Group Ins. Co. v. Kamins, 160 P.3d 307 (Colo. Ct. App. 2007). The official comment to MBCA Section 6.40 states:

The reformulation of the statutory standards governing distributions is another important change made by the 1980 revisions to the financial provisions of the Model Act. It has long been recognized that the traditional “par value” and “stated capital” statutes do not provide significant protection against distributions of capital to shareholders. While most of these statutes contained elaborate provisions establishing “stated capital,” “capital surplus,” and “earned surplus” (and often other types of surplus as well), the net effect of most statutes was to permit the distribution to shareholders of most or all of the corporation’s net assets—its capital along with its earnings—if the shareholders wished this to be done. However, statutes also generally imposed an equity insolvency test on distributions that prohibited distributions of assets if the corporation was insolvent or if the distribution had the effect of making the corporation insolvent or unable to meet its obligations as they were projected to arise.

The financial provisions of the revised Model Act, which are based on the 1980 amendments, sweep away all distinctions among the various types of surplus but retain restrictions on distributions built around both the traditional equity insolvency and balance sheet tests of earlier statutes.

While the court in Paratransit does not directly address the elimination of the distinction amongst types of surplus, the court’s holding does so by implication. Paratransit, 160 P.3d 307, 315 (Colo. Ct. App. 2007) (“Thus, two tests are applicable in determining whether a corporation may make a valid distribution to a shareholder. The first test is . . . referred to as the “equity insolvency test.” The second test is referred to as the “balance sheet test.”) Conspicuously absent from the analysis is any question of whether the distribution must be made from profits, earned surplus, or any other specific source. So long as each test is met, the Act does not limit what sources of corporate property may be used to make the distribution, including capital and/or surplus.

Other jurisdictions with distribution statutes similarly modeled after MBCA Section 6.40 and language identical to C.R.S. Section 7-106-401 appear to confirm this interpretation. Both Georgia1 and Idaho2 have codified MBCA Section 6.40 as its respective corporate distribution statute. The

[1]	Ga. Code Ann. § 14-2-640.
[2]	Idaho Code Ann. § 30-1-640.

Tia L. Jenkins

August 10, 2012

official comment to Georgia’s statute states, “Former rules limiting dividends to earned surplus or current earnings, and limiting distributions in partial liquidation to capital surplus, thus preserving stated capital as a “fund”. . . have been entirely eliminated in the Code.” The official comment to the Idaho statute is verbatim to the preamble of the official comment to MBCA Section 6.40, quoted above. Thus, the interpretation of C.R.S. Section 7-106-401 is consistent with the intent of the Model Act to eliminate the distinction amongst sources of surplus for distributions.

2.	We note your response to comments five and eight in our letter dated May 30, 2012 that your target is to distribute one-third of your mine gross profit as reflected in the Consolidated Statement of Operations to shareholders. With regard to this dividend policy, please address the following:

•

As noted in our prior comment eight, you state that dividends are dependent on cash flows when your response specifically indicates that dividends will be approximately one-third of mine gross profit. This point should be clarified throughout your document; and

•

Further, you state that you intend to retain the remaining cash generated from your mining operations to fund operating, capital and other expenses. According to your cash flow statements for the interim period ended March 31, 2012, it appears that dividends for this period were financed from your cash account and greatly exceeded operating cash flows resulting in negative cash flows after remaining operating and working capital items were paid. Please explain your basis in a one third of mine gross profits dividend policy when you are operating at a cash flow deficit.

Response to Comment No. 2:

•

We have clarified our disclosure in Form 10-Q for the period ended June 30, 2012 to reflect that we target calendar year cash distributions to our shareholders totaling approximately one-third of cash flow from mine site operations (See Non-GAAP measures below), subject to the laws of the State of Colorado that govern distributions to shareholders. We have also expanded our disclosure to include that our target dividend payment of one-third of cash flow from mine operations may be increased, decreased, suspended or discontinued at any time at the sole discretion of the Board of Directors based on company development requirements and strategies, current cash balances, spot gold and silver prices, taxation, general market conditions or any other reason. We have also expanded our disclosure to reflect that we believe that based on current metal prices and the expected operating performance of the La Arista mine, we

Tia L. Jenkins

August 10, 2012

believe that our cash flow from mine site operations will be sufficient to fund our expected disbursements for operating, capital, other expenses and our planned distributions to shareholders for at least the next twelve months.

Non-GAAP Measure:

Cash Flow from Mine Site Operations

Cash flow from mine site operations is furnished to provide additional information and is not a US GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with US GAAP. We believe that certain investors use this measure as a basis to assess mine performance and as a measure on which our planned distributions to shareholders are currently based. The following table provides a reconciliation of cash flow from mine site operations to mine gross profit as presented in the Consolidated Statements of Operations.

	Three months ended June 30,		Six months ended June 30,
(000’s)	2012	2011	2012	2011
Mine gross profit	$17,236	$15,363	$50,510	$22,481
Stock-based compensation	1,094	1,052	2,188	2,075
Depreciation and amortization	152	79	384	143
Accretion	19	22	40	43

Cash flow from mine site operations	$18,501	$16,516	$53,122	$24,742

•

In response to the second question from the staff, we have clarified our disclosure to state that we are targeting calendar year cash distributions to shareholders totaling approximately one-third of cash flow from mine site operations (a Non-GAAP measure, which is mine gross profit adjusted for non-cash items), subject to the laws of the State of Colorado that govern distributions to shareholders. Our target shareholder distributions are based on one-third of cash flow from mine site operations, and not net cash flows provided by operating activities or any other measure from the Consolidated Statements of Cash Flows. Furthermore, our target dividend distribution period is the calendar year, so there will be quarters within the year when our La Arista underground mine performs better or worse than what we forecast for the year. As a result of these fluctuations, we may periodically make payments from existing cash balances for limited periods of time. We have also expanded our disclosure to state that our target shareholder distribution of one-third of cash flow from mine site operations may be increased, decreased, suspended or discontinued at any time at the sole discretion of the Board of Directors based on company development requirements and strategies, current cash balances, spot gold and silver prices, taxation, general market conditions or any other reason. Therefore, it is our intention to make cash distributions to shareholders based on our calendar year forecast of cash flow from mine site operation, subject to sufficient cash balances and the other criteria identified above.

3.	We note you described, in detail, the dividend in-kind option in your response to comment nine in our letter dated May 20, 2012. Please confirm that you will expand your disclosures, in future filings, to provide a detail description of your dividend in-kind option and how the program works.

Tia L. Jenkins

August 10, 2012

Response to Comment No. 3:

We have expanded the disclosure of our physical gold/silver dividend program to include the following:

The physical dividend program was officially launched in April 2012. We continue to purchase gold and silver bullion to diversify our treasury and for use in conjunction with our physical dividend program which allows our shareholders the option to convert their cash dividends into physical gold and silver bullion we purchased. For a shareholder to convert their cash dividend into physical gold and/or silver, the shareholder must opt-in to the physical dividend program and request the conversion of their cash dividend, or any portion thereof, into physical gold and/or silver. For those shareholders who elect to convert their cash dividend into gold and/or silver bullion, the gold and silver will be delivered in the form of gold/silver bullion. No action is required by any shareholder who elects not to participate in the physical metals program and convert any portion of their cash dividend into gold and/or silver bullion. For those shareholders who wish to convert any portion of their cash dividend into gold and/or silver bullion, the process is as follows:

•

Shareholders must register and hold their Gold Resource Corporation common shares in their name directly with our transfer agent, Computershare Investor Services, and not through a brokerage house or other intermediary. This is a requirement so that we can locate and validate the shareholder’s position in our common stock.

•	Shareholders must set up an individual account with Gold Bullion International (“GBI”), 225 Liberty Street New York, NY 10006. GBI facilitates the cash to gold and silver conversion.

•

Shareholders then direct their cash dividend check issued by Computershare to be electronically sent to that shareholder’s GBI account for the option to have it, or any portion thereof, converted into bullion. The election to convert all or any portion of the shareholder’s cash dividend into bullion is governed by an agreement between the shareholder and GBI.

•

Shareholders with accounts at GBI who wish to change their current gold, silver and/or cash allocations for their cash dividend must do so by midnight EDT on the date preceding the monthly dividend record date. (We issue a press release with details of each dividend declaration, and the dividend record and payment dates.)

•

On the dividend record date, the number of bullion ounces to be converted and distributed to the shareholder’s individual account on the dividend payment date is calculated as the dollar value of that portion of the cash dividend the shareholder elected to convert to bullion, divided by the London Bullion Market PM gold fix on the record date or the London Bullion Market silver fix on the record date.

Tia L. Jenkins

August 10, 2012

•

Only whole ounces of gold and silver bullion are credited to a shareholder’s individual account on the dividend payment date. The cash value attributable to fractional ounces will remain in the shareholder’s individual account as cash until such time as future dividends provide the shareholder with sufficient cash to convert to whole ounces of gold or silver based on the London PM gold fix and silver fix on a future dividend record date, and based on the shareholder’s self-directed gold, silver and/or cash allocations in effect at that time. The shareholder may also choose to move their cash out of their GBI account. Shareholders cannot move cash into their GBI account for conversion into gold and silver. Only the shareholder’s cash dividend sent from Computershare is eligible for conversion.

In addition to the foregoing responses, the Company also hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further suggestions from the staff.

We look forward to hearing from you.

Sincerely,

/s/ Bradley J. Blacketor

Bradley J. Blacketor
Chief Financial Officer cc: David Babiarz, Esq.
Wesley Stark, CPA
Matthew Beerbower, CPA